UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Vistagen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92840H400

(CUSIP Number)

October 4, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92840H400	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,033,012 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,033,012 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,012 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

These securities are held of record by TCG Crossover II (as defined in Item 2(a) below). TCG Crossover GP II (as defined in Item 2(a) below) is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Consists of (i) 2,007,435 shares of Common Stock (as defined in Item 2(d) below) of the Issuer (as defined in Item 1(a) below) and (ii) 25,577 shares of Common Stock issuable upon exercise of certain Tranche I Warrants (as defined and described in the Prospectus (as defined in footnote (2) below)). This total excludes (a) 978,141 shares of Common Stock issuable upon exercise of certain Tranche I Warrants because the Tranche I Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding and (b) 1,216,585 shares of Common Stock issuable upon exercise of certain Tranche II Warrants (as defined and described in the Prospectus) because the Tranche II Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)

Based on a total of 27,048,615 shares outstanding, which is the sum of (i) 22,885,961 common shares outstanding as reported by the Issuer in its Prospectus Supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on October 3, 2023 (the “Prospectus”), (ii) 4,137,077 shares of common stock sold under the Issuer’s ATM program since June 30, 2023 as reported in the Prospectus, and (iii) 25,577 shares of the Common Stock issuable upon exercise of Tranche I Warrants held of record by TCG Crossover II.

CUSIP No. 92840H400	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,033,012 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,033,012 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,012 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These securities are held of record by TCG Crossover II. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Consists of (i) 2,007,435 shares of Common Stock and (ii) 25,577 shares of Common Stock issuable upon exercise of certain Tranche I Warrants. This total excludes (a) 978,141 shares of Common Stock issuable upon exercise of certain Tranche I Warrants because the Tranche I Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding and (b) 1,216,585 shares of Common Stock issuable upon exercise of certain Tranche II Warrants because the Tranche II Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)

Based on a total of 27,048,615 shares outstanding, which is the sum of (i) 22,885,961 common shares outstanding as reported by the Issuer in the Prospectus, (ii) 4,137,077 shares of common stock sold under the Issuer’s ATM program since June 30, 2023 as reported in the Prospectus, and (iii) 25,577 shares of the Common Stock issuable upon exercise of Tranche I Warrants held of record by TCG Crossover II.

CUSIP No. 92840H400	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 669,145 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 669,145 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,145 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

These securities are held of record by TCG Crossover I (as defined in Item 2(a) below). TCG Crossover GP I (as defined in Item 2(a) below) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Consists of 669,145 shares of Common Stock. This total excludes (i) 334,573 shares of Common Stock issuable upon exercise of certain Tranche I Warrants because the Tranche I Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding and (ii) 405,528 shares of Common Stock issuable upon exercise of certain Tranche II Warrants because the Tranche II Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)

Based on a total of 27,023,038 shares outstanding, which is the sum of (i) 22,885,961 common shares outstanding as reported by the Issuer in the Prospectus, and (ii) 4,137,077 shares of common stock sold under the Issuer’s ATM program since June 30, 2023 as reported in the Prospectus.

CUSIP No. 92840H400	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 669,145 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 669,145 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,145 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These securities are held of record by TCG Crossover I. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Consists of 669,145 shares of Common Stock. This total excludes (i) 334,573 shares of Common Stock issuable upon exercise of certain Tranche I Warrants because the Tranche I Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding and (ii) 405,528 shares of Common Stock issuable upon exercise of certain Tranche II Warrants because the Tranche II Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)

Based on a total of 27,023,038 shares outstanding, which is the sum of (i) 22,885,961 common shares outstanding as reported by the Issuer in the Prospectus, and (ii) 4,137,077 shares of common stock sold under the Issuer’s ATM program since June 30, 2023 as reported in the Prospectus.

CUSIP No. 92840H400	13G

1.	NAMES OF REPORTING PERSONS Chen Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,702,157 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,702,157 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,157 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,007,435 shares of Common Stock held of record by TCG Crossover II, (ii) 25,577 shares of Common Stock issuable upon exercise of certain Tranche I Warrants held of record by TCG Crossover II, and (iii) 669,145 shares of Common Stock held of record by TCG Crossover I. This total excludes (a) 978,141 shares of Common Stock issuable upon exercise of certain Tranche I Warrants held of record by TCG Crossover II, and 334,573 shares of Common Stock issuable upon exercise of certain Tranche I Warrants held of record by TCG Crossover I because the Tranche I Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding and (b) 1,216,585 shares of Common Stock issuable upon exercise of certain Tranche II Warrants held of record by TCG Crossover II, and 405,528 shares of Common Stock issuable upon exercise of certain Tranche II Warrants held of record by TCG Crossover I because the Tranche II Warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(2)

TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover II. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to the securities held of record by TCG Crossover I. Chen Yu is the sole managing member of each of TCG Crossover GP II and TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to the securities held of record by each of TCG Crossover II and TCG Crossover I.

(3)

Based on a total of 27,048,615 shares outstanding, which is the sum of (i) 22,885,961 common shares outstanding as reported by the Issuer in the Prospectus, (ii) 4,137,077 shares of common stock sold under the Issuer’s ATM program since June 30, 2023 as reported in the Prospectus, and (iii) 25,577 shares of the Common Stock issuable upon exercise of Tranche I Warrants held of record by TCG Crossover II.

CUSIP No. 92840H400	13G

Item 1(a).	Name of Issuer:

Vistagen Therapeutics, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

343 Allerton Avenue

South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by TCG Crossover Fund II, L.P. (“TCG Crossover II”), TCG Crossover GP II, LLC (“TCG Crossover GP II”) TCG Crossover Fund I, L.P. (“TCG Crossover I”), TCG Crossover GP I, LLC (“TCG Crossover GP I” and together with TCG Crossover I, TCG Crossover GP I, TCG Crossover II, the “Reporting Entities”) and Chen Yu (the “Reporting Individual”). The Reporting Entities and the Reporting Individual are collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 705 High St., Palo Alto, CA 94301.

Item 2(c).	Citizenship:

TCG Crossover GP II and TCG Crossover GP I are each limited liability companies organized under the laws of the State of Delaware. TCG Crossover II and TCG Crossover I are limited partnerships organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

92840H400

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

CUSIP No. 92840H400	13G

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of TCG Crossover II and TCG Crossover I and the limited liability company agreements of each of TCG Crossover GP II and TCG Crossover GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 92840H400	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2023

TCG Crossover Fund II, L.P.

By:	TCG Crossover GP II, LLC
Its:	General Partner

By:	/s/ Chen Yu
Managing Member

TCG Crossover GP II, LLC

By:	/s/ Chen Yu
Managing Member

TCG Crossover Fund I, L.P.

By:	TCG Crossover GP I, LLC
Its:	General Partner

By:	/s/ Chen Yu
Managing Member

TCG Crossover GP I, LLC

By:	/s/ Chen Yu
Managing Member

Chen Yu

/s/ Chen Yu